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                             April 8, 2022

       Chaowei Yan
       Chief Financial Officer
       Intchains Group Ltd
       c/o 9/F, A Block, No.333 Haiyang No.1 Road
       Lingang Science and Technology Park
       Pudong New Area, Shanghai, 201306
       the People   s Republic of China

                                                        Re: Intchains Group Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted on March
25, 2022
                                                            CIK No. 1895597

       Dear Mr. Yan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       General

   1. We note that following the cover page of the prospectus you intend to include graphics. Please be
advised that you must include the table of contents immediately following the cover
page of the prospectus. Please refer to Item 502(a) of Regulation S-K.
 Chaowei Yan
FirstName   LastNameChaowei  Yan
Intchains Group  Ltd
Comapany
April       NameIntchains Group Ltd
       8, 2022
April 28, 2022 Page 2
Page
FirstName LastName
Prospectus Summary, page 1

2. We note your response to our prior comment 5. Please provide these disclosures in your prospectus summary. Please also describe whether you have obtained all requisite permissions or approvals to offer your securities being registered to foreign investors.
Risk Factors
You may experience difficulties enforcing judgments against us and our management in the
PRC., page 40

3. Please revise your risk factor so that it is consistent with your further discussion on the enforceability of judgements in the PRC. In this regard, we note your disclosure on page
         61 that "there is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States."
ENFORCEMENT OF CIVIL LIABILITIES, page 60

4. Please identify which of your directors and officers are based in the PRC and further disclose that bringing civil actions against such individuals will be even more difficult.
       You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Martin James, Staff
Accountant, at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Sergio Chinos, Staff Attorney, at (202) 551-7844 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing